UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
(Amendment No. 1)
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2010.
Commission File Number 001-34505
AEI
(Translation of registrant’s name into English)

Clifton House, 75 Fort Street
P.O. Box 190 GT
George Town, Grand Cayman,
Cayman Islands
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐       No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Explanatory Note
AEI is filing this amendment on Form 6-K/A to its Form 6-K dated April 13, 2010 solely to correct the date of an exhibit in the Exhibit Index and to re-file Exhibit 99.1 and Exhibit 99.2 to correct certain typographical errors therein. No other changes have been made.
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEI
By:	/s/ Eduardo Pawluszek
Eduardo Pawluszek
EVP, Chief Financial Officer (Principal Financial Officer)
Date: April 14, 2010

Exhibit Index

Exhibit No.	Exhibit Description

99.1	AEI News Release dated April 13, 2010 — Results for the quarter ended December 31, 2009 and full year

99.2	Financial Annexes

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